 1-A/A LIVE 0001486452 XXXXXXXX 024-10761 false false true Clikia Corp. NV 2002 0001486452 7822 43-1965656 1 4 7117 FLORIDA BOULEVARD SUITE 203 BATON ROUGE LA 70806 800-584-3808 Eric Newlan Other 3923.00 0.00 0.00 1284.00 244805.00 172013.00 0.00 810297.00 -565492.00 244805.00 594.00 441321.00 0.00 -441727.00 0.00 0.00 Common 307814672 18717D107 OTC Pink Series A Super Voting 2000000 na na 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 1000000000 312814672 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 Newlan & Newlan, Ltd. 10000.00 0.00 Newlan & Newlan, Ltd. 15000.00 5000000.00 true false NY false Clikia Corp. Common Stock 125000000 75000000 $13,976 - historical basis of predecessor $13,976 Clikia Corp. Common Stock 300000 0 $300 - valuation determined through arm's length negotiations Clikia Corp. Common Stock 10000000 10000000 $10,000 - valuation determined by Board of Directors $10,000 Clikia Corp. Common Stock 58000000 0 $5,480 - based on conversion rate in underlying convertible promissory note Clikia Corp. Common Stock 6000000 0 $10,000 - valuation established through arm's length negotiations Clikia Corp. Common Stock 27000000 0 $183,889.50 - total of debt converted to common stock pursuant to settlement agreement approved by court Clikia Corp. Common Stock 25000000 0 $12,500 - based on conversion rate in underlying convertible promissory note Clikia Corp. Convertible Promissory Note 25000 0 $25,000 - loan of $25,000 in cash Clikia Corp. Convertible Promissory Note 10000 0 $10,000 - loan of $10,000 in cash Clikia Corp. Convertiblel Promissory Note 291000 0 $291,000 (including OID) - $45,000 in cash and nine separate promissory notes, each $25,000 face amount Clikia Corp. Convertible Promissory Note 30000 0 $30,000 in cash Clikia Corp. Promissory Note 60000 0 45% interest in LLC Clikia Corp. Promissory Note 60000 0 45% interest in LLC Clikia Corp. Common Stock 5000000 0 45% interest in LLCs Section 4(a)(2), Section 4(a)(2), Section 4(a)(2), Section 4(a)(1), Section 4(a)(2), Section 3(a)(10), Section 4(a)(1), Section 4(a)(2), Section 4(a)(2), Section 4(a)(2), Section 4(a)(2), Section 4(a)(2), Section 4(a)(2) and Section 4(a)(2) respectively